Mail Stop 4561

April 30, 2008

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY 10573

> **Re:** **World Monitor Trust III – Series J**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-51651**

Dear Mr. Spohr:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Howard Efron
Staff Accountant